K 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00



13031611

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

SEC FILE NUMBER
8- 48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BLVD.
(No. and Street)

OMAHA, NE 68137
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS TECKMEYER (402) 331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD. STE 100 LA VISTA, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/27/13

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 24, 2015

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, LLC

FINANCIAL STATEMENT

Year Ended
December 31, 2012



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

Teckmeyer Financial Services, LLC

Table of Contents



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members'
Teckmeyer Financial Services, LLC
Omaha, Nebraska

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Teckmeyer Financial Services, LLC, a Nebraska limited liability company, as of December 31, 2012, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, LLC as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goracke & Associates, P.C.

Goracke & Associates, P.C.

La Vista, Nebraska
February 6, 2013

TECKMEYER FINANCIAL SERVICES, LLC

Statement of Financial Condition
December 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	80,899
Receivables		
Commissions		98,688
Interest		3
Prepaid expenses		23,626
Total current assets		203,216
FURNITURE AND EQUIPMENT		
Furniture and fixtures		54,355
Office equipment		17,443
Computer equipment		31,693
		103,491
Less accumulated depreciation		(75,507)
Net furniture and equipment		27,984
OTHER ASSETS		
Deposit with clearing organization		25,000
TOTAL ASSETS	$	256,200

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,950
Accrued salaries and commissions		73,173
Payroll taxes		6,464
Total current liabilities		84,587
MEMBERS' EQUITY		
Members' equity		171,613
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	256,200

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

Statement of Income and Changes in Members' Equity
Year Ended December 31, 2012

COMMISSION AND FEES	$	1,547,523
EXPENSES		
Commissions		886,585
Salaries		260,690
Rent		53,592
Insurance		56,952
Correspondent fees		41,004
Taxes - other		42,876
Professional fees		7,372
Regulatory fees		17,577
Advertising		11,310
Computer		14,350
Donations		19,070
Retirement plan		5,914
Telephone		7,586
Repairs and maintenance		9,308
Depreciation		5,027
Postage and printing		4,528
Dues and subscriptions		2,785
Auto expense		2,364
Miscellaneous		4,932
Supplies		3,476
Entertainment and travel		1,416
Contract labor		2,347
Promotions		2,984
Total expenses		1,464,045
INCOME FROM OPERATIONS		83,478
OTHER INCOME		
Other income		702
Interest income		61
Total other income		763
NET INCOME		84,241
MEMBERS' EQUITY, beginning		172,372
Withdrawals		(85,000)
MEMBERS' EQUITY, ending	$	171,613

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2012

SUBORDINATED LIABILITIES, December 31, 2011	$ -
Increases	-
Decreases	-
SUBORDINATED LIABILITIES, December 31, 2012	$ -

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	$ 1,516,821
Other income received	702
Interest received	60
Cash provided by operating activities	1,517,583
Cash paid for salaries and commissions	1,127,553
Cash paid for operating expenses	316,911
Interest paid	
Cash disbursed for operating activities	1,444,464
Net cash provided by operating activities	73,119
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(14,313)
Net cash used in investing activities	(14,313)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' withdrawals	(85,000)
Net cash used in financing activities	(85,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,194)
CASH AND CASH EQUIVALENTS, Beginning of the Year	107,093
CASH AND CASH EQUIVALENTS, End of the Year	$ 80,899

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, LLC

Statement of Cash Flows (Continued)
Year Ended December 31, 2012

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	84,241
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		5,027
(Increase) decrease in:		
Commissions receivable		(30,702)
Interest receivable		(1)
Prepaid expenses		2,656
Increase (decrease) in:		
Accounts payable		(5,451)
Accrued vacation and commissions		19,722
Payroll taxes		2,627
Accrued retirement contribution		(5,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	73,119

See accompanying notes to financial statements.

NOTE A NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, LLC (Company) is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, LLC is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company earns revenue from third-party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

NOTE A NATURE OF ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members', under the Internal Revenue Code to be treated as an S corporation for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual members' personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions." The Company continually evaluates expiring statutes expiring of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position. The Company's U.S. federal, state and local income tax returns of the Company for 2009 and after are subject to examination by the IRS taxing authorities.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $11,310 for the year ended 2012.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2012 was deemed immaterial and not accrued.

NOTE B LEASES

The Company leases office space from Design Basics, Inc. The lease expires February 28, 2014.

The Company leases its postage meter under an operating lease agreement. The lease provides for 42 quarterly lease payments of $161 with final payment due in April 2016. Total lease expense for the copier for the year ended December 31, 2012 was $644.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2012:

Minimum Future Lease Payments		
	Office Lease	Postage Meter
2013	$ 53,595	$ 644
2014	8,933	644
2015		644
2016		161

NOTE C RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $5,914 for year ended December 31, 2012.

NOTE D NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $88,101, which was $38,101 in excess of its required net capital. The Company's net ratio of aggregate indebtedness to net capital was .9601 to 1 at December 31, 2012.

NOTE E BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc. The commission payable to Midwest Capital, Inc. at December 31, 2012 was $33,467. The agreement is for a one-year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one-year periods.

NOTE F CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G SUBSEQUENT EVENTS

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 6, 2013, the date the financial statements are available to be issued.

SUPPLEMENTARY INFORMATION

TECKMEYER FINANCIAL SERVICES, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c13-1
12/31/2012

			Schedule I
AGGREGATE INDEBTEDNESS:			
Total liabilities			$ 84,587
Total aggregate indebtedness			$ 84,587
NET CAPITAL			
Total members' equity			$ 171,613
Less nonallowable assets and deductions:			
Other receivables	$	26,431	
Prepaid expenses		23,626	
Furniture and equipment, net		27,984	
Fidelity bond deductible		4,000	82,041
Net capital before haircuts on securities positions			89,572
Haircuts on securities			1,471
Total net capital			88,101
COMPUTATION OF BASIC CAPITAL REQUIREMENT			
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)			50,000
Net capital exceeding requirements			38,101
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			96.01%

TECKMEYER FINANCIAL SERVICES, LLC

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report
December 31, 2012

		Schedule II
Aggregate indebtedness per audit report	$	84,587
Aggregate indebtedness per FOCUS report		84,588
Difference	$	(1)
Net capital per audit	$	88,101
Net capital per FOCUS report		88,101
Difference	$	-

Schedule III

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under the following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, LLC

Computation of Reserve Requirement
December 31, 2012

Schedule IV

Teckmeyer Financial Services, LLC is exempt from rule 15c3-3 under the following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTERNAL CONTROL



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTERNAL CONTROL

Board of Directors and Members'
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Teckmeyer Financial Services, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Goracke & Associates, P.C.

La Vista, Nebraska
February 6, 2013

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION



GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Members' of
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Teckmeyer Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Teckmeyer Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Teckmeyer Financial Services, LLC's management is responsible for Teckmeyer Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 100 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 6, 2013